

March 30, 2021

Mary Francis
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

> **Re: Chevron Corporation**
> **Registration Statement on Form S-4**
> **Filed March 22, 2021**
> **File No. 333-254568**

Dear Ms. Francis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin Richardson